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                                   MEMORANDUM

VIA EDGAR AND FACSIMILE

For Commission Use Only

Re:  North Pointe Holdings Corporation
     Amendment No. 6 to Registration Statement on Form S-1
     File Number 333-122220

     Enclosed herewith are one clean and two marked copies of the above-referenced Amendment No. 6 to Registration Statement on Form S-1 (the "Registration Statement") of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant"). Amendment No. 6 to the Registration Statement reflects, among other things: (1) the updating of disclosure under the caption "Recent Developments" regarding Hurricanes Dennis and Katrina; and (2) the correction of several inadvertent errors in the prospectus constituting part of the Registration Statement.

     Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions.